 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December 2022

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

 Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on December 7, 2022
2. Regulation of the Audit and Risks Committee

  ULTRAPAR PARTICIPAÇÕES S.A.

  Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

  MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

  Date, Hour and Place:

  December 7, 2022, at 10:00 a.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 9th floor, in the City of and State of São Paulo, also contemplating participation through Microsoft Teams.

  Members in Attendance:

  (i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Mr. André Brickmann Areno; (iii) Chief Executive Officer, Mr. Marcos Marinho Lutz; (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto; and (v) in relation to item 1, other executive officers of the Company, Mrs. Leonardo Remião Linden, Décio de Sampaio Amaral and Tabajara Bertelli Costa.

  Matters discussed and resolutions:

  1.   The members of the Board discussed and approved the Company’s Strategic Plan of 2023-2037 and the Budget for 2023.

  2.   The Board of Directors approved changes in the Regulation of the Audit and Risks Committee, with immediate effects, as per the proposal presented by said body.

  3.   Considering the Company's 6th Restricted Share-based Compensation Program, approved by this body at the meeting held on September 21, 2022, the members of the Board approved a new list, which is filed at the Company's headquarters, containing the participants designated to participate in the Program and equivalent number of shares, as indicated by the Company's People Committee. The execution of the respective agreements between the Company and each participant of the Program is thus authorized, according to the previously approved minutes, as well as the granting of usufruct and delivery of shares, under the terms and conditions provided in each agreement.

  Notes: The resolutions were approved, with no amendments or qualifications, by all Board Members.

  There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

  Pedro Wongtschowski – Chairman

  Ana Paula Vitali Janes Vescovi

  Flávia Buarque de Almeida

  Jorge Marques de Toledo Camargo

  José Galló

  José Luiz Alquéres

  José Mauricio Pereira Coelho

  Otávio Lopes Castello Branco Neto

  André Brickmann Areno – Secretary of the Board of Directors

  Ultrapar Participações S.A. Regulation of the Audit and Risks Committee Approved at the meeting of the Board of Directors on December 07, 2022

  .

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  1.    DUTIES

  1.1.      The Audit and Risks Committee of Ultrapar (“Committee”) is a permanent statutory advisory body directly related to the Board of Directors, with its own budget and operating on its own, subject to the applicable legislation and regulation, especially the CVM Regulation No. 23/2021, the Regulation of the Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão (“Novo Mercado Regulation” and “B3”, respectively), the Bylaws of the Company (“Bylaws”) and this Internal Regulation (“Regulation”).

  1.2.      The Committee aims to assist the Board of Directors in overseeing (1) the integrity and quality of the Company's financial statements, (2) the Company's compliance with the legal and regulatory requirements, (3) the qualifications and independence of the independent auditor, (4) the performance of the functions of the Company's internal audit and independent auditors, and (5) the Company's risk management. [NYSE, 303A.07(b)(i)(A) and CVM Regulation No. 23/2021, Article 31-D]

  1.3.      In exercising its powers, the Committee must comply with and enforce this regulation, and its members must exercise their roles respecting the duties of loyalty and diligence and keep the confidentiality of the information they have access.

  1.4.      The Committee shall have the following duties:

  A. Financial Statements

  A.1.      Assess the quarterly information, interim statements and financial statements; [Bylaws, Article 40, paragraph 2, (c) and the Novo Mercado Regulation, Article 22, IV, (b)]

  A.2.      Assess the Management's Report and the financial statements of the Company and its subsidiaries, enforcing any recommendations to the Board of Directors it deems necessary; [Bylaws, Article 40, paragraph 2, (B)]

  A.3.      Meet the Management and the independent auditors of the Company to review and discuss about its annual and interim financial statements, including the performance comments; [NYSE, 303A.07(b)(iii)(B)]

  A.4. Review the main themes related to the accounting principles and financial statements, including material changes to the accounting principles adopted by the Company, as well as the main issues related to the adequacy of the Company's internal controls and any audit procedures adopted towards any substantial control issues identified; [NYSE, 303A.07 – General Commentary (A)]

  A.5. Along with the independent auditor, review any issues or problems identified by the audit and the respective response from the Management; [NYSE, 303A.07(b)(iii)(F)]

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  A.6. Review the effects from regulatory and accounting initiatives as well as the off-balance sheet structures on the Company's financial statements; [NYSE, 303A.07 – General Commentary (C)]

  A.7. Discuss general instructions to disclose result releases (with particular focus to use of terms such as "pro forma" or "adjusted") and financial information and guidance of results provided to analysts and rating agencies; [NYSE, 303A.07(b)(iii)(C) and General Commentary (D)]

  A.8. Review the analyses prepared by the Management and/or the independent auditor related to material issues regarding the presentation or assumptions used to prepare the accounting and financial reports, including analyses on the effects of alternate approaches to accounting practices adopted by the Company in the financial statements; [NYSE, 303A.07 – General Commentary (B)]

  A.9. Along with the Board of Directors, review any material topic related to the quality or integrity of the financial statements; [NYSE, 303A.07(b)(iii)(H)Commentary and NYSE, 303A.07(b)(i)(A)(1)]

  A.10. Monitor the quality and integrity of information and measurements based on the adjusted accounting data and non-accounting data that add elements not provided by the structure of usual reports of financial statements; and [CVM Regulation No.23/2021, Article 31-D, III, (c)]

  A.11. Oversee the activities from the area preparing the Company's financial statements. [CVM Regulation No.23/2021, Article 31-D, II, (d)]

  B.   Compliance with Legal and Regulatory Requirements

  B.1. Ensure that the Company has means available to receive and process information about failing to comply with the legal and regulatory provisions applied to the Company, besides the regulations and internal codes, including the provision of specific procedures to protect the provider and ensure the confidentiality of the information; [Novo Mercado Regulation, Article 22, IV, (f). Bylaws, Article 40, paragraph 2, (g) has a similar wording.]

  B.2. Ensure that the Company has procedures to: (i) receive, maintain and process complaints received by the Company concerning accounting or audit issues; and (ii) have the Company's employees confidentially and anonymously treat about any accounting or audit issues that may be discussed; and [SEC, Rule 10A-3(c)(3)(vi)]

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  B.3. Along with the Board of Directors, review any material issue related to the Company's adequacy to legal and regulatory provisions. [NYSE, 303A.07(b)(iii)(H)Commentary and NYSE, 303A.07(b)(i)(A)(2)]

  C. Independent Auditors

  C.1. Opining on hiring and dismissing the services from an independent audit, recommending independent auditors and their replacement to the Board of Directors; [Bylaws, Article 40, paragraph 2, (a) and Novo Mercado Regulation, Article 22, IV, (a)]

  C.2. Oversee the activities of the independent auditors to assess their independence, the quality of the services rendered and the adequacy of the services rendered based on the Company's needs; [CVM Regulation No.23/2021, Article 31-D, II, a]

  C.3. Advise the Board of Directors on overseeing the Company's independent audit as well as on assessing the qualifications and independence of the independent audit; [NYSE, 303A.07(b)(i)(A)(3), NYSE, 303A.07(b)(i)(A)(4) and NYSE, 303A.07(b)(iii)(H)Commentary]

  C.4. At least once a year, obtain and review an independent audit report describing: its internal procedures of quality control; any material issue pointed out in its most recent review of quality control or a review performed by the peers or questions or inquiries from governmental authorities or class organization in the last 5 years, related to one or more audit works rendered, as well as the measures adopted by independent auditors to deal with such situations; and to assess the independence of the independent auditors and all relations between the independent audit company and the Company; [NYSE, 303A.07(b)(iii)(A)]

  C.5. Set policies to hire employees and former employees from the independent audit company; [NYSE, 303A.07(b)(iii)(G)]

  C.6. Before any services are rendered by the independent audit, approve any of those not related to audit, including tax works, which are not prohibited by the applicable legislation; [Public Law 107-204 – July 30, 2002, Sec201(a)(h)]

  C.7. Along with the Board of Directors, review any material issue related to the performance and independence of independent auditors; and [NYSE, 303A.07(b)(iii)(H)Commentary]

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  D.  Internal Audit

  D.1.      Hold meetings and monitor the activities of the Executive Board of Risks, Compliance and Audit and the Company's area of internal controls, including the follow-up and assessment of effectiveness, sufficiency, quality and integrity of the structure of internal controls and the internal and independent audit processes in the Company and its subsidiaries, including concerning the provisions of the Sarbanes-Oxley Act, presenting the recommendations to improve policies, practices and procedures that deem necessary; and [Bylaws, Article 40, paragraph 2, (d) and CVM Regulation No. 23/2021, Article 31-D, II, (b). The Novo Mercado Regulation, Article 22, IV, (c) and Article 23, III have provisions about it.]

  D.2. Along with the Management and the internal audit area, assess and monitor the adequacy of the transactions made with the related parties by the Company and their respective disclosures; and [CVM Regulation No. 23/2021, Article 31-D, V]

  D.3. Along with the Board of Directors, review any material theme related to the performance of the Board of Risks, Compliance and Audit. [NYSE, 303A.07(b)(iii)(H)Commentary and NYSE, 303A.07(b)(i)(A)(4)]

  E.      Risk Management

  E.1.      Pursuant to the terms of the Risk Management Policy, assess and monitor the quality and integrity of the risk exposures identified by the Company's Board of Directors. Another duty is to provide statements on any review of its content and advising the Board of Directors to set acceptable risk levels. [Novo Mercado Regulation, Article 22, IV(d); Bylaws, Article 40, paragraph 2, (e), and CVM Regulation No. 23/2021, Article 31-D, III (a) and IV]

  E.2.      Discuss the Company's assessment and risk management policy (Risk Management Policy); [NYSE, 303A.07(b)(iii)(D)]

  E.3. Assess, monitor and recommend to the Management any adjustments or improvements to the Company's internal policies, including the policy of transactions between the related parties; and [Novo Mercado Regulation, Article 22, IV, (e) and Bylaws, Article 40, paragraph 2, (f)]

  E.4. Assess the quality and effectiveness of the Company's risk management, control and governance processes. [Novo Mercado Regulation, Article 23, IV]

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  2.    ORGANIZATION AND COMPOSITION

  2.1.      The Committee shall be comprised in accordance with the Company's Bylaws.

  2.1.1    If there are any vacant positions in the Committee, the other members shall suggest an alternate name to the Board of Directors so s/he can finish the remaining term of office. The suggestion must be approached by the directors in their decision-making process over the vacant position.

  2.2. No Controlling Shareholder of the Company (if any), affiliate or company under common control is allowed to assume the position of member of said Committee in the Company or its subsidiaries. [Novo Mercado Regulation, Article 22, paragraph 3]

  2.3.      No member who is also a member of more than three audit committees in publicly held companies shall take part in said Committee unless the Company's Board of Directors understand said involvement does not impair the capacity of said member to properly exercise his/her duties. [NYSE, 303A.07(a)]

  2.4.      The position of member of the Committee cannot be assigned to any other person. Every member must make seek to avoid any conflicting situations that may impact the interests of the Company and those of its shareholders.

  2.5.      The Committee's members must be impartial while performing their activities.

  2.6.      The members of the Committee shall assume their positions in the Committee upon signing the applicable instrument of investiture, which will provide the requirements to assume the position, including those provided by the article 147 of the Law No. 6.404/76.

  2.7.      It is also up to the Board of Director to appoint the Committee Coordinator, who shall: [Novo Mercado Regulation, Article 22, III and CVM Regulation No. 23/2021, Article 31-B, paragraph 2]

  a)    Call for, hold and chair over the Committee's meetings according to the rules set by the item 3;

  b)    At least every quarter hold a meeting with the Board of Directors;

  c)     Attend the annual general meeting of the Company;

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  d)    Represent the Committee before the Board of Directors, the Executive Board of the Company and their internal and external audits, always respecting the decisions made by the Committee, as well as before other bodies and internal committees. Whenever necessary, sign the mail, invitations and reports sent to its attention; and

  e)    Upon his/her own request or from some other member of the Committee, on behalf of the latter invite any other attending member to the Committee's meetings.

  2.7.1    If the Coordinator is absent or temporarily unable to attend, s/he may be replaced by another member appointed by the other members of the Committee.

  2.7.2.   Whenever necessary or convenient, the Committee Coordinator, along with other member of the Committee, must also: (a) every quarter meet with the Board of Directors or upon its specific call to report any Committee's activities, among other matters; and (b) attend the Company's annual shareholders' meeting.

  2.8. As needed, the members of the Committee shall appoint which member shall act as the financial expert to help the Company comply with the applicable US legislation.

  2.9. A secretary shall be appointed for the Committee and the meetings, to be responsible for drafting the minutes and provide all and any help to the Committee, performing all acts requested from him/her by the members of the Committee.

  3.    Operation

  3.1. The Committee must ordinarily meet every two (2) months and extraordinarily whenever the Coordinator, a member or the Chairman of the Board of Directors calls for it. Every decision from the Committee shall be taken as decided by the majority of the members, with the Coordinator having the casting vote in the event of a tie. [CVM Regulation No. 23/2021, Article 31-B, III]

  3.2. The call notices shall be electronically sent seven (7) calendar days in advance at least or within a shorter term if it is urgent. The meetings shall be held at the Company's main office, except whenever exceptional conditions recommend that it be held somewhere else. Meetings may be attended through conference call, video conference or through any other remote mean of communication, provided that the electronic vote is permitted. The call may be waived whenever all the Committee’s members are present at the meeting.

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  3.3. For reason of the meeting, the members of the Committee shall receive all the documents regarding the agenda.

  3.4. The meetings shall be held with the attendance of at least two thirds (2/3) of its members. One of them must be the Coordinator. The item 2.7.1 must be complied with. Given the mentioned calculation, whenever the result is a fractional value, it shall be rounded up for the meeting.

  3.5. The Committee may call members of the Board of Directors, Officers, the Company's internal and external employees to take part in the meetings. The Committee may also request the attendance of any other people with pertaining information or information pertaining to the matters discussed or that are required to clarify any doubts.

  3.6. The matters, recommendations and opinions of the Committee shall be recorded in the minutes of their meetings, which shall be executed by the members of the Committee present, and shall include the relevant points of the discussions, the list of those present, mention of the justified absences, possible irregularities, the requested measures and any issues of disagreement between the members. The supporting documents for the meetings will be filed at the Company’s headquarters.

  3.7. The activities performed by the Committee must be disclosed by the Company every year in a summarized report detailing the meetings held and the main matter discussed, highlighting the recommendations made to the Board of Directors and any events that have seen a dispute between the Management, the independent auditors and the Committee regarding the Company's financial statements. [Novo Mercado Regulation, Article 22, paragraph 1 and CVM Regulation No. 23/2021, Article 31-D, VI.]

  3.8. If the Fiscal Council is established pursuant to the Law No. 6,404/76, the Committee shall preserve its duties, only exercising the powers exclusively granted to it by the Law.

  4.    FINAL PROVISIONS

  4.1. The Committee shall finally:

   (a) protect the Company’s interests, within the scope of its duties; and

   (b) guide its conduct by high ethical standards, as well as observe and encourage good corporate governance practices at the Company.

  4.2. The Committee may call experts and request that any external advisors are hired if it deems necessary for its functions. [SEC, Rule 10A-3(c)(3)(vi)]

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  4.3. Every year, the Committee shall approve a schedule of activities for the fiscal year, which may change during the period as necessary, upon request from any of the members of the Committee. Said schedule and any changes to it shall be made available to the Board of Directors.

  4.4. To perform its duties, the Committee shall have operational autonomy and an annual budget determined by the Committee itself and that shall be approved by the Board of Directors for its operating expenses, including costs to perform its functions, compensation of the independent auditors, contracting review and opinion services, hiring experts and external advisors to advise the Committee as well as any other administrative expenses required to its performance. [SEC, Rule 10A-3(c)(3)(vi) and Novo Mercado Regulation, Article 22, I]

  4.5. From time to time, the Committee shall hold a separate meeting with the Management, independent auditors and the Officer of Risks, Compliance and Audit to comply with the duties set by the applicable legislation, the Company's Bylaws or this Regulation. [NYSE, 303A.07(b)(i)(E])

  4.5.1.   Whenever it intends to, the Committee may interact with the other qualified bodies of the Company to receive and assess information about the Company's noncompliance with legal and regulatory provisions as well as regulations, policies and internal codes; [Bylaws, Article 40, paragraph 2, (h)]

  4.6. Pursuant to the terms of Ultra's Policy on Conflict of Interest and Transactions with Related Parties, if there is any conflict of interest or private benefit to one of the members of the Committee regarding any matter to be discussed, said member must timely inform the other members about it and the matter shall be settled as provided by the mentioned policy.

  4.6.1. In the event that any member of the Committee who may have a potential conflict of interest or private interest does not communicate this fact, any other member of the Committee with knowledge of the situation may do so. If said member voluntarily fails to communicate said fact, it shall be deemed as a breach to this Regulation and to the mentioned Ultra's Policy.

  4.6.2. Once the conflict of interest or private interest has been identified, the involved person must not take part in the discussions, temporarily refraining from attending the meeting until the matter is settled.

  4.6.3. The statement of a situation of conflict of interests or particular benefit, as described in article 4.6 or 4.6.1, main provision, or paragraph as the case may be, and the subsequent application of the provisions in item 4.6.2 above shall appear in the minutes of the meeting.

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  4.6.4. The resolution taken based on vote from a member of the Committee whose interest conflicts with that of Ultra can be nullified and any potential losses resulting from it shall be assessed.

  4.7. At every term of office, the Committee shall assess the performance of the members based on process to be established by the Company. The results will be sent by the Committee's Coordinator to the Board of Directors. [Novo Mercado Regulation, Article 18]

  4.8. Every supporting material related to the Committee's discussions as well as the annual report prepared based on the information from item 3.7 above and other documentation evidencing its activities and describing the members shall be kept at the Company's head office, pursuant to the applicable regulation. [CVM Regulation No. 23/2021, Article 31-C, paragraph 7 and Article 31-E,]

  4.9. Omissions in this Regulation will be resolved by the Committee.

  4.10. This Regulation is effective on the date of its approval by the Board of Directors and will be posted on the Company’s website.

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  Annex 1 – pre-approval policy for the contracting of SERVICES THAT CAN BE PROVIDED BY independent auditors [INTERNAL REGULATION, 1.4.c.5]

  The purpose of this policy is to regulate the terms, conditions and procedures setting the conditions for the independent auditors and/or related entities to provide services related to audit, tax advisory and any other services not related to audit to the Company, its subsidiaries and affiliates to ensure they fully comply with the regulatory legal provisions as provided by the Internal Regulation of the Audit and Risks Committee.

  A basic principle of this Policy is that the independent auditors (i) shall not hold a position related to the Company's management or a position in which their objectivity and autonomy is impaired; (ii) shall not audit their own work; and (iii) shall not promote the Company's interests. The Committee shall undertake the necessary internal and external due diligence processes and formally inquire the auditor at the moment any proposal is requested about complying with the above mentioned criteria.

  The works are classified as follows:

  A. Works Prohibited:

  I. Accounting bookkeeping/records;

  II. Designing and implementing information systems;

  III. Financial and economic evaluation of companies, fairness opinions, assessment report and other similar asset assessment reports;

  IV. Actuarial services;

  V. Outsources services of internal audit;

  VI. Administrative functions, such as executive officer, manager or any other requiring that decisions be made, whether on a permanent or temporary basis;

  VII. Human resources-related positions;

  VIII. Brokerage or negotiation services, advisory with investment bankers or investment advisory;

  IX. Legal services;

  X. Services from experts and specialized services not related to audit;

  XI. Payroll processing;

  XII. Designing and implementing internal control;

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  XIII. Any works including payment of success fee;

  XIV. Survey of tax credits;

  XV. Safekeeping of Company's records and any other service related to the files of financial statements and other accounting documentation;

  XVI. Tax-related services for people involved in preparing and reviewing financial reports or to their close relatives; and

  XVII. Loan staff services.

  B. Works Pre-approved by the Audit and Risks Committee:

  I. Tax compliance services concerning (i) tax collection, including preparing original tax returns or change them, refund applications and tax payment planning services, (ii) compliance to tax laws and rules, including reviewing the procedures adopted in (A) the quantification of the calculation bases for taxes and social, social security and labor contributions, (B) assessing the methods to price transfers, indirect taxes or tax credits, (iii) providing help solving any disputes concerning taxes and contributions, (iv) tax diligence and analysis of tax impacted related to merger and acquisitions operations, and (v) applications to tax authorities for technical decisions or advices;

  II. Services related to external audits, including (i) audit services and related specialized services, such as accounting consultation and agreed or extended audit procedures related to accounting, (ii) services related to the compliance with applicable audit rules, including consulting concerning accounting treatment or disclosing transactions or events and proposals of final standards and rules, (iii) audits on the financial statements concerning the benefit plans for employees, (iv) consulting related to financial accounting and standard reports, and (v) assistance to prepare reports on regulations or information disclosure;

  III. Services related with external audit and the capital market, including but not limited to new opinion, comfort letters, registration statements, prospects, annual reports, letters answering to comment received and further documentation to be filed at CVM or SEC, as applicable;

  IV. Assessment and diagnosis of the internal controls adopted, including (i) reviewing the controls for certification purposes, as required by the Sarbanes-Oxley Act - Section 404 (attestation engagement) and (ii) reviewing the compliance with agreements, laws and regulations of the industry the Company, its subsidiaries and affiliates are involved with; and

  V. Consultation of non-financial systems.

  Every year, the Audit and Risks Committee will approve the list of Pre-Approved Works that may be provided by independent auditors for the maximum amounts allowed for each class, as reviewed or changed from time to time by the Audit and Risks Committee. The pre-approval term shall be twelve months, unless expressly provided otherwise indicated.

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  If the service to be performed is consistent and within the limits set by the pre-approved category, the Company, its subsidiaries and affiliates may hire the independent auditors and/or related services for such service, without further actions to be performed by the Audit and Risks Committee. The Audit and Risks Committee must receive reports of the pre-approved services provided according to its own determinations.

  C. Other works

  Provided that not related to the items A and B above, all works to be performed by the independent auditors or related people, including works not listed in the categories specified by the Audit and Risks Committee, shall be pre-approved (i) by the Audit and Risks Committee or (ii) by a member of said Committee appointed for such function, with said member also reporting said approval at the first meeting of the Audit and Risks Committee duly scheduled.

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  Annex 2 – rules adopted by the company for hiring employees AND former employees OF THE Independent Audit Firm [INTERNAL regulation, 1.4.c.4]

  During the provision of the services and up to twelve (12) months counted as of the end of the provision of the services, Ultrapar cannot hire any employees or former employees fired within the period of one year from the independent audit firm, whether directly or indirectly by any means and for any reason, without the prior written consent from the other party.

  The prohibition will not be applicable whenever the hiring is something broad, not directed to said employees or former employees and provided that it does not impact the autonomy of the independent auditors.

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  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: December 7, 2022

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

  (Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on December 7, 2022, and Regulation of the Audit and Risks Committee)